Exhibit 10.12

WAIVER AND CONSENT

This Waiver and Consent, dated as of December 16, 2011, is among Par Technology Corporation ("Borrower"),  the Lenders who are parties to the Credit Agreement referred to below, and JPMorgan Chase Bank, N.A. ("Administrative Agent").

RECITALS

A.           Borrower, certain subsidiaries of Borrower (in their capacities as Loan Guarantors), Lenders, and Administrative Agent are parties to an Amended and Restated Credit Agreement dated as of June 6, 2011, as amended by an Amendment No. 1 dated as of July 29, 2011 ("Credit Agreement").

B.           Borrower's subsidiary, Par Logistics Management Systems Corporation ("LMS"), is one of the Loan Guarantors under the Credit Agreement.

C.           Borrower has informed Lenders and Administrative Agent that Borrower desires to sell substantially all of the assets ofLMS  in exchange for cash and equity securities of the purchaser traded on NASDAQ, some of which will be paid upon closing and some of which may be paid pursuant to an earn-out.  The sale transaction will also restrict Borrower and certain subsidiaries of Borrower from competing in the business theretofore operated by LMS and include certain intellectual property and other assets used in the LMS business which are recorded on the books of Borrower and/or other subsidiaries of Borrower.

D.           Following the sale of substantially all ofLMS's assets, LMS will be liquidated and dissolved.

E.           Absent the prior consent of Lenders and Administrative Agent, Borrower's sale of LMS's assets, receipt of equity securities from the purchaser and the subsequent dissolution of LMS would violate various sections of the Credit Agreement applicable to all "Loan Parties" including Sections 5.03 (maintenance of existence), Section 5.05 (maintenance ofproperties), 6.03 (fundamental changes), 6.04 (investments/acquisitions), and 6.05(asset sales).

F.           Borrower has requested that Lenders and Administrative Agent consent to the sale of the assets of LMS, the subsequent dissolution of LMS and the acquisition of equity securities of the purchaser which are traded on NASDAQ as part ofthe consideration, and waive any Events of Default under the Credit Agreement which would otherwise arise therefrom.  In connection with such transaction, Borrower has requested that Lenders and the Administrative Agent release their security interest in the assets of LMS as well as the other assets being sold which are used in LMS' business and release LMS from its guaranty.

NOW, THEREFORE, the parties agree as follows:

1.           Definitions.  All capitalized terms used in this Waiver and Consent which are not otherwise defined shall have the meanings give to those terms in the Credit Agreement.

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2.           Consent.  Lenders and Administrative Agent consent to (a) Borrower's sale of substantially all of the assets ofLMS (together with certain intellectual property and other LMS related assets recorded on the books of Borrower and/or other subsidiaries of Borrower) in exchange for cash and equity securities of the purchaser which are traded on NASDAQ, provided that the sale transaction does not result in a reduction of Borrower's consolidated net worth of greater than $2,000,000, (b) Borrower's retention of the purchaser's equity securities received in the LMS sale as an investment, and (c) the liquidation and dissolution of LMS following the sale, provided that all sale proceeds, together with any remaining assets of LMS, are distributed to Borrower upon LMS's dissolution.

3.           Waiver.  Lenders hereby waive the Events of Default under the Credit Agreement which would  otherwise arise by Borrower's sale ofLMS, the subsequent liquidation and dissolution of  LMS and Borrower's acquisition of equity securities of the purchaser as partial consideration for the sale of LMS's assets, provided that the transaction does not result in a reduction of Borrower's consolidated net worth of greater than $2,000,000.

4.           Notice to Administrative Agent.  Borrower shall notify Administrative Agent promptly after consummation of the sale of the assets ofLMS, which notice shall set forth (a) the amount of the consideration received (or maximum amount that could  be received under an earn-out) in the sale, including a description ofthe  nature and amount of the equity securities received or to be received, and (b) the amount (which shall be less than $2,000,000) of any reduction in Borrower's consolidated net worth resulting from the sale of the assets of LMS (prior to any earn-out).

     5.           Release of Security Interest.  Upon consummation of the sale of the assets of LMS, the security interest in the assets of LMS and intellectual property and other assets used in the LMS business which are recorded on the books of Borrower and/or other subsidiaries of Borrower held by Administrative Agent for the benefit of Lenders shall be deemed released without further act of Administrative Agent and, upon such consummation, Borrower shall be authorized to file with the New York Secretary of State a termination statement terminating financing statement number 200901050004733 filed by Administrative Agent.

6.           Release of Guaranty.  Upon consummation ofthe sale ofthe assets ofLMS and the dissolution of LMS, LMS shall be released, without further act or deed, of all of its obligations as a Loan Guarantor under Article IX of the Credit Agreement.

     7.           Effectiveness.  This Waiver and Consent shall become effective as of the date set forth above upon Administrative Agent's receipt of a counterpart hereof duly executed and delivered by Borrower, Administrative Agent and each of the Lenders.  This Waiver and Consent will expire on June 30, 2012 if the sale ofLMS's assets has not occurred by such date.

8.           Confirmation of Credit Agreement.  Except as waived hereby, all the provisions of the Credit Agreement remain in full force and effect from and after the date hereof. No current or future Events of Default are waived other than as expressly provided in Sections 2 and 3  above.

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9.           Counterparts.  This Waiver and Consent may be signed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.  Delivery of an executed signature page by facsimile or electronic transmission shall be as effective as delivery of a manually signed counterpart.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Waiver and Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

PAR TECHNOLOGY CORPORATION

By:   Name:  Ronald J. Casciano
Title:   Treasurer

JPMORGAN CHASE BANK, N.A., as
Administrative Agent and as Lender

By:   Name:  Jean M. Lamardo
Title:  Underwriter III

NBT BANK, N.A., as Lender
By:
Name:
Title:

ALLIANCE BANK, N.A., as Lender

By:    Name:  Dana C. Loucks
Title:  Senior Vice President

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